HALE AND DORR LLP
                         C O U N S E L L O R S A T L A W

                  60 STATE STREET, BOSTON, MASSACHUSETTS 02109
                          617-526-6000    FAX 617-526-5000



                                                              March 26, 1999


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Office of Filings, Information & Consumer Services
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Application for Withdrawal of Registration Statement:
                  The Wright Asset Allocation Trust (file no. 811-09263) (the ("Trust")

Ladies and Gentlemen:

         This application is to request that the Commission consent to the Trust's withdrawal of its registration statement on Form N-1A under the Investment Company Act of 1940 (the "1940 Act"), which was previously filed with the Commission on March 16, 1999. The Trust is withdrawing its registration statement in order to refile a registration on Form N-1A under both the 1940 Act and the Securities Act of 1933.

         If you have any questions concerning the foregoing or the enclosed, please contact the undersigned at (617) 526-6371 or Elaine M. Hartnett, Esq. at (617) 526-6531.

                                                     Very truly yours,

                                                     /s/ Pamela J. Wilson

                                                     Pamela J. Wilson

Enclosure

cc:    Mr. A. M. Moody III
       Ms. Janet Sanders
       Elaine M. Hartnett, Esq.